Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]



A subsidiary of              Aldwych House               Tel:  +44 207 611 8960
Stolt-Nielsen S.A.           71-91 Aldwych               Fax:  +44 207 611 8965
                             London WC2B 4HN             www.stolt-nielsen.com
                             United Kingdom


NEWS RELEASE
                                                 Contact:  Reid Gearhart
                                                           U.S. 1 212.922.0900
                                                           rgearhart@dgi-nyc.com

                                                           Valerie Lyon
                                                           UK 44 20 7611 8904
                                                           vlyon@stolt.com


               Stolt-Nielsen S.A. Announces Decision By U.S. Court

London, England - January 14, 2005 -- Stolt-Nielsen S.A. (NASDAQNM: SNSA; Oslo Stock Exchange: SNI) reports that today the United States District Court for the Eastern District of Pennsylvania "ORDERED that the United States of America is ENJOINED from indicting or prosecuting Stolt-Nielsen SA, Stolt-Nielsen Transportation Group Ltd. and Richard B. Wingfield for any violations of the Sherman Act, 15 U.S.C. P. 1, up to and including January 15, 2003, in the parcel tanker industry involving transportation to and from the United States."

In February 2004, Stolt-Nielsen sued in federal court to enforce the Amnesty Agreement it had entered with the Antitrust Division on January 15, 2003. Through this order, the Court enforces the Amnesty Agreement entered into by Stolt-Nielsen and the Department of Justice Antitrust Division on January 15, 2003.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (NASDAQNM: SNSA; Oslo Stock Exchange: SNI) is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia. (www.stolt-nielsen.com)